Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date:  March 7, 2002


On March 7, 2002, The Limited, Inc. issued the following press release:


THE LIMITED, INC
----------------------


THREE LIMITED PARKWAY
COLUMBUS, OHIO 43230
TEL 614 415 7000


                   THE LIMITED, INC. REPORTS FEBRUARY SALES

Columbus, Ohio (March 7, 2002) -- The Limited, Inc. (NYSE/LSE: LTD) reported a comparable store sales increase of 2% for the four weeks ended March 2, 2002 compared to the four weeks ended March 3, 2001. Net sales were $622.5 million, an increase of 5% compared to adjusted sales of $593.4 million last year. Adjusted sales in 2001 exclude sales from Lane Bryant, which was sold to Charming Shoppes, Inc. (NASDAQ: CHRS) in August 2001. Net sales for the four weeks ended March 3, 2001 including Lane Bryant were $660.6 million.

To hear The Limited, Inc.'s prerecorded February sales message, call 1-800-337-6551, followed by the passcode LTD (583), or log onto www.Limited.com for an audio replay.

About The Limited, Inc.:
The Limited, Inc., through Express, Lerner New York, Limited Stores, Structure and Henri Bendel, presently operates 1,986 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading specialty retailer of intimate apparel, beauty and personal care products, sold through 2,620 stores under the Victoria's Secret, Bath & Body Works and White Barn Candle Co. brands. Victoria's Secret products are also available through the catalogue and www.VictoriasSecret.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forwardlooking statements made by the Company in the February sales call involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in the February sales call or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company's products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company's manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms and other factors that may be described in the Company's filings with the Securities and Exchange Commission. The forward-looking information provided in the February sales call is based on information available to the Company as of the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                                     # # #


For further information, please contact:
Tom Katzenmeyer
Vice President, Communications and Investor Relations
The Limited, Inc.
614-415-7076
www.Limited.com
(attachment: Comparable Store Sales and Store Count, page 2)

                               THE LIMITED, INC.
                                 FEBRUARY 2002


Comparable Store Sales Increase (Decrease):


                              February       February
                                2002           2001
                              --------       --------
Victoria's Secret Stores         7%            (6%)
Bath & Body Works               (8%)           (3%)
Intimate Brands, Inc.            1%            (5%)
Express                          5%             1%
Lerner New York                  5%             9%
Limited Stores                  (1%)            5%
Total Apparel                    4%             4%
The Limited, Inc.                2%             0%


Total Stores:
                                                           Stores        Stores
                         Beginning      Year-to-date     Operating     Operating
                          of Year     Opened   Closed    at 3/2/02     at 3/3/01
                         ---------    ------   ------    ---------     ---------
Victoria's Secret Stores   1,002          1        -       1,003            957
Bath & Body Works          1,615          2        -       1,617          1,441
                           -------------------------------------          -----
Total Intimate Brands      2,617          3        -       2,620          2,398

Express Women                667          -       (2)        665            663
Express Men                  439          -       (6)        433            467
                           -------------------------------------          -----
Total Express              1,106          -       (8)      1,098          1,130

Lerner New York              522          -       (2)        520            558
Limited Stores               368          -       (1)        367            388
                           -------------------------------------          -----
Total Apparel              1,996          -      (11)      1,985          2,076

Henri Bendel                   1          -        -           1              1
Lane Bryant                    -          -        -           -            652
                           -------------------------------------          -----
Total Other Businesses         1          -        -           1            653
                           -------------------------------------          -----
Total Limited, Inc.        4,614          3      (11)      4,606          5,127
                           =====================================          =====

                             Additional Information

     In connection with the proposed transaction, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2000